SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 913915104	Page 2 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,290,642
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,290,642

11.	Aggregate amount beneficially owned by each reporting person 13,290,642
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9%
14.	Type of reporting person (see instructions) IA

SCHEDULE 13D

CUSIP No. 913915104	Page 3 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,018,282
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,018,282

11.	Aggregate amount beneficially owned by each reporting person 11,018,282
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 913915104	Page 4 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,018,282
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,018,282

11.	Aggregate amount beneficially owned by each reporting person 11,018,282
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 913915104	Page 5 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,290,642
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,290,642

11.	Aggregate amount beneficially owned by each reporting person 13,290,642
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 913915104	Page 6 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,290,642
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,290,642

11.	Aggregate amount beneficially owned by each reporting person 13,290,642
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 913915104	Page 7 of 9 Pages

Explanatory Note: This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) filed on March 21, 2016 with the Securities and Exchange Commission (the “SEC”) by Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P., Coliseum Holdings I, LLC, Coliseum Capital Co-Invest, L.P., Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”), relating to shares of common stock, $0.0001 par value per share (the “Common Shares”), of Universal Technical Institute, Inc. (the “Issuer”), a corporation organized under the laws of Delaware, as amended by Amendment No. 1 filed with the SEC on June 28, 2016, Amendment No. 2 filed with the SEC on December 19, 2019, Amendment No. 3 filed with the SEC on September 16, 2020 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on December 29, 2022 (“Amendment No. 4”) and Amendment No. 5 filed with the SEC on June 26, 2023 (“Amendment No. 5”).

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Appointment of Director

Since June 2016, Shackelton, a Managing Partner at CCM, has served as a designee (the “Series A Designee”) to the board of directors (the “Board”) of the Issuer, at the election of the holders of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). In connection with the Repurchase (as defined below) and Conversion (as defined below), the designation right of the holders of Series A Preferred Stock terminated. In light of Shackelton’s many contributions to the Board during his tenure as the Series A Designee, and in connection with the Repurchase (as discussed below), the Board appointed Shackelton as a Class III director of the Board, with an appointment to serve until the Issuer’s 2025 annual meeting of stockholders.

As a condition to the Repurchase Agreement (as defined below), Shackelton was appointed to serve as a director of the Board.

Repurchase of Series A Preferred Stock

On December 18, 2023, the Issuer entered into a preferred stock repurchase agreement (the “Repurchase Agreement”) with CCP and a separate account (the “Separate Account”) investment advisory client of CCM, pursuant to which the Issuer repurchased 27,663 shares of Series A Preferred Stock directly from CCP and 5,637 shares of Series A Preferred Stock directly from the Separate Account (collectively, the “Series A Shares”) for an aggregate purchase price of $10,780,000, or $323.72 per Series A Share (the “Repurchase”). The purchase price was calculated based upon the volume-weighted average trading price (the “Initial VWAP”) of the Common Shares on the New York Stock Exchange (the “NYSE”) on December 18, 2023 multiplied by 1.0 million (which is the number of Common Shares issuable upon conversion of the Series A Shares acquired). Under the terms of the Repurchase Agreement, if the VWAP of the Common Shares on the NYSE from and including December 19, 2023 to and including December 22, 2023 is greater than the Initial VWAP (up to a maximum of $13.00 per share), then the aggregate purchase price will be adjusted to reflect such difference. The Repurchase Agreement contains customary representations, warranties, and covenants of the parties.

SCHEDULE 13D

CUSIP No. 913915104	Page 8 of 9 Pages

Conversion of Series A Preferred Stock

On December 18, 2023, immediately following the Repurchase, and in accordance with its rights under the Certificate of Designations for the Series A Preferred Stock (the “Certificate of Designations”), the Issuer notified all holders of Series A Preferred Stock (the “Series A Holders”) that the Issuer had achieved the Conversion Trigger (as defined in the Certificate of Designations) and had elected to convert, automatically as of the notice date without any further action by the Series A Holders, all of the outstanding shares of Series A Preferred Stock, at the Conversion Rate set forth in the Certificate of Designations of approximately 30.03 Common Shares for each share of Series A Preferred Stock (the “Conversion”). Pursuant to the Conversion, the 341,961 Series A Shares held by CCP converted into 10,269,099 Common Shares, and the 69,683 Series A Shares held by the Separate Account converted into 2,092,582 Common Shares.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon a total of 53,371,426 Common Shares outstanding as December 18, 2023, consisting of (i) 34,074,579 outstanding as of November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K as filed with the SEC on December 1, 2023 and (ii) an estimated 19,296,847 Common Shares issued upon the Conversion.

(c) The information in Item 4 above is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 913915104	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: December 19, 2023

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact